ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-143623
July 17, 2007

                STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

      The depositor has filed a registration statement (including a prospectus)
with the SEC for the offering to which this free writing prospectus relates.
Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at
www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

      This free writing prospectus does not contain all information that is required to be included in the base prospectus and the prospectus supplement.

                            _________________________

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                          $2,450,578,000 (APPROXIMATE)
                    MORGAN STANLEY CAPITAL I TRUST 2007-TOP27
                                as Issuing Entity
                          MORGAN STANLEY CAPITAL I INC.
                                  as Depositor
                     BEAR STEARNS COMMERCIAL MORTGAGE, INC.
                  MORGAN STANLEY MORTGAGE CAPITAL HOLDINGS LLC
                     WELLS FARGO BANK, NATIONAL ASSOCIATION
                        PRINCIPAL COMMERCIAL FUNDING, LLC
                      as Sponsors and Mortgage Loan Sellers

        COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2007-TOP27

      This free writing prospectus relates to Morgan Stanley Capital I Inc.'s offering of selected classes of its Series 2007-TOP27 Commercial Mortgage
Pass-Through Certificates and clarifies, updates or adds the following information as it relates to the related free writing prospectus, dated July 2,
2007:

            o     The mortgage loan information has been updated to reflect the fact that with respect to Mortgage Loan Nos. 11 - 12, the NY
                  Inland Portfolio, the borrower may substitute any of the
                  related mortgaged properties by substituting a replacement property for an individual property once, subject to the
                  satisfaction of certain requirements and conditions including, but not limited to: (i) the aggregate debt service coverage ratio immediately after the substitution is not less than the greater of the aggregate debt service coverage ratio at
                  origination and the aggregate debt service coverage ratio
                  immediately prior to the substitution, (ii) the fair market value of the substitute property is not less than the greater of (a) the fair market value of the substituted property as of the origination date and (b) the fair market value of the
                  substituted property on the date of the substitution, (iii)
                  the payment of a fee equal to $10,000 and (iv) the lender has received confirmation from the rating agencies that such
                  substitution will not result in a withdrawal, qualification or downgrade in the ratings of the certificates. In addition,
                  "Appendix IV - Significant Loan Summaries - Mortgage Loan No.
                  8 - NY Inland Portfolio" of the free writing prospectus is updated as follows: (a) the most recent net operating income for the NY Inland Portfolio was $5,558,678 as of December 31,
                  2006; and (b) footnote (4) to the tenancy chart is updated to say that "There is a 23,942 square foot store at Wilton Square and a 23,942 square foot store at Mid-Hudson Shopping Center.
                  The store at the Mid-Hudson Shopping Center is situated on a leasehold parcel. The ground lease on the leasehold parcel is subordinate to a judgment filed

                  against the ground lessor in 1997 in the current amount of approximately $450,000. If such parcel were to be sold in
                  satisfaction of the judgment, the purchaser would have the right to terminate the ground lease, which would result in the
                  NY Inland Portfolio Borrower's loss of rental income from the
                  Staples store (approximately 5% of the Total Annualized
                  Underwritten Base Rent)".

            o     Mortgage Loan No. 170, the Garden Grove Retail mortgage loan is a "leased fee" property type and not a "retail" property type, which means that (a) one hundred forty (140) of the
                  mortgaged properties, securing mortgage loans representing
                  43.7% of the initial outstanding pool balance (and
                  representing 48.9% of the initial outstanding loan group 1 balance), are retail properties, and (b) eight (8) of the
                  mortgaged properties, which secure 2.1% of the initial
                  outstanding pool balance (securing mortgage loans representing
                  2.3% of the initial loan group 1 balance), are a type of
                  property other than retail, office, multifamily, hospitality, industrial, self storage, mixed use or manufactured housing community properties.

            o     Fifteen (15) groups of mortgage loans were made to the same borrower or to borrowers that are affiliated with one another through partial or complete direct or indirect common
                  ownership (which include ten (10) groups of mortgage loans exclusively in loan group 1, representing 26.7% of the initial loan group 1 balance, four (4) groups of mortgage loans
                  exclusively in loan group 2, representing 54.4% of the initial loan group 2 balance and one (1) group of mortgage loans in loan group 1 and loan group 2, representing 14.5% and 6.5% of the initial loan group 1 balance and initial loan group 2
                  balance, respectively). Of these fifteen (15) groups, the
                  three (3) largest groups represent 13.6%, 6.3% and 5.1%,
                  respectively, of the initial outstanding pool balance. See
                  Appendix II attached to this prospectus supplement. The
                  related borrower concentrations of the three (3) largest
                  groups exclusively in loan group 1 represent 7.0%, 5.7% and
                  4.5%, respectively, of the initial outstanding loan group 1 balance and the three (3) groups exclusively in loan group 2 represent 19.8%, 17.7% and 11.3%, respectively.

            o     Eight (8) of the mortgage loans, representing 7.3% of the
                  initial outstanding pool balance (and representing 8.1% of the initial outstanding loan group 1 balance) permit the related borrower to substitute collateral under certain circumstances.
                  See the footnotes to Appendix II to this prospectus supplement for a description of these substitution provisions.

            o     The final maturity date following the anticipated repayment date for Mortgage Loan No. 86 - 92, the Cole Applebee
                  Portfolio II mortgage loan, is May 1, 2028.